SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)(1)

American International Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

026874-107
(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 4 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 6 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 8 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 8 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 10 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 10 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 12 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 12 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety as set forth below.

CV Starr, one of the Reporting Persons, has retained Perella Weinberg Partners LP as its exclusive financial advisor to advise CV Starr with respect to the business, operations, financial condition and underlying value of the Issuer.  Perella Weinberg Partners LP is expected to provide a written valuation analysis to CV Starr upon completion of its study and analysis of the Issuer.  After considering such valuation analysis, the Reporting Persons will determine what action, if any, is appropriate.

None of the Reporting Persons has a current plan or intention to sell all or a substantial part of their shares of Common Stock, except as needed for liquidity for other investment activities.  The Reporting Persons will assess their holdings of Common Stock after review and consideration of the written valuation analysis of the Issuer.  The Reporting Persons reserve the right to change their plans and intentions, including the right to decrease their investment in the Issuer.  In particular, any one or more of the Reporting Persons may (i) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not in existence as of the date hereof), (ii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iii) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4 of Schedule 13D.  Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.

Except as otherwise described in this Item 4 and Items 5 and 6, no Reporting Person has formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 17, 2008

MAURICE R. GREENBERG

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of American International Group, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 17, 2008

MAURICE R. GREENBERG

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/ Howard I. Smith, Attorney-in-Fact
Name:	Howard I. Smith, Attorney-in-Fact